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                                                                    EXHIBIT 99.1

[LETTERHEAD]



                                 March 13, 2000

Ms. Ellen Friedman
International Data Corporation
Five Speen Street
Framingham, MA 01701

Dear Ellen:

         On behalf of DPEC, Inc. (the "Company") in connection with the proposed initial public offering of the Company's common shares, we hereby request your consent to reference selected portions of the IDC report entitled "The U.S. Corporate eLearning Market Forecast, 1998-2003" (January
2000) in an amendment to the Company's registration statement on Form S-1, originally filed on September 17, 1999 with the Securities and Exchange Commission (the "Registration Statement"), and to file such consent as an exhibit to the Registration Statement. The current language of the sections in which the report is cited is attached for your review.

         To acknowledge your consent to the foregoing, please execute the signature block below and on the following page and fax this letter back to the undersigned at (614) 719-4727. The Company intends to file an amendment to the Registration Statement, along with its responses to SEC comments, on Wednesday, March 15, 2000. Therefore, we would appreciate your feedback on this matter as soon as possible. Please call the undersigned at (614) 464-4727 if you have any questions or require additional materials.

                                              Very truly yours,


                                              /s/ Mary L. Garceau


                                              Mary L. Garceau


Acknowledged and Consented:

INTERNATIONAL DATA CORPORATION

By:  /s/ Alexa McCloughan
Name: Alexa McCloughan
Title:  Senior Vice President




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Page 2


OUR MARKET OPPORTUNITY (SUMMARY)

     With the rapid adoption of the Internet, we believe the advantages of online training can now be marketed to both large and small businesses, as well as to home office users, in a cost-efficient manner over the Internet. IDC estimates that the U.S. corporate market for training and education presented over the Internet will increase from $550 million in 1998 to approximately $11.4 billion by 2003, an 83% compound annual growth rate.

OUR MARKET OPPORTUNITY (BUSINESS)

     IDC estimates that the U.S. corporate market for training and education presented over the Internet will increase from $550 million in 1998 to approximately $11.4 billion by 2003, an 83% compound annual growth rate. The largest component of IDC's corporate learning market is "content," such as our courses, which it estimates will increase from $391 million in 1998 to approximately $6 billion by 2003. The second largest component is learning services, such as needs assessments, program-building components, technical and systems integration, site management/hosting, maintenance and online monitoring. Many of these services are incorporated into our courses. IDC estimates that this component of the market will increase from $99 million in 1998 to approximately $4 billion by 2003. The balance of the market consists of delivery solutions, such as authoring tools, course management systems, collaborative software, virtual classrooms and add-on tools, that we do not provide.

OUR COURSES AND SERVICES

     COURSES. IDC divides education and training presented over the Internet into information technology and non-information technology courses. It estimates that information technology training, which includes information technology training and desktop applications training, will increase from $440 million, or 80% of the market, in 1998 to approximately $5 billion by 2003. IDC further estimates that non-information technology training will increase from $110 million, or 20% of the market, in 1998 to approximately $6 billion, more than 50% of the market, by 2003.

Acknowledged and Consented:

INTERNATIONAL DATA CORPORATION



By:  /s/ Alexa McCloughan
Name: Alexa McCloughan
Title:  Senior Vice President